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                               May 10, 2022

       Rodolfo Guerrero Angulo
       President
       Tofla Megaline Inc.
       Manzanillo 33. Local E, Col. Roma Norte
       Mexico, 06700

                                                        Re: Tofla Megaline Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 29,
2022
                                                            File No. 333-260430

       Dear Mr. Angulo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2022 letter.

       Amendment No. 3 to Form S-1 filed April 29, 2022

       Certain Relationships and Related Transactions, page 29

   1. Revise to include all disclosure required pursuant to Item 404 of Regulation S-K, including the March
2022 loan from Mr. Angulo to the Company.
       General

   2.                                                   Refer to prior comment
2. Revise to remove the assertion on page 4 that Tofla is not a
                                                        "shell company."
Alternatively, revise to reflect that this assertion represents the belief of
                                                        Tofla's management.
Additionally, please include risk factor disclosure that highlights the consequences to the
company if it is determined that you are a "shell company."
 Rodolfo Guerrero Angulo
Tofla Megaline Inc.
May 10, 2022
Page 2

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameRodolfo Guerrero Angulo
                                                          Division of
Corporation Finance
Comapany NameTofla Megaline Inc.
                                                          Office of Technology
May 10, 2022 Page 2
cc:       Jack Brannelly, Esq.
FirstName LastName